Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

July 7, 2008

Tia Jenkins
Office of Beverages, Apparel and Healthcare Services
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Chai-Na-Ta Corp.
Form 20-F for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 0-20386

Dear Ms. Jenkins:

In response to your letter dated June 10, 2008, we address the following:

Form 20-F for the Fiscal Year Ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting

1.	Q.	All non-accelerated filers, including foreign private issuers, must provide management’s report on internal controls over financial reporting for the first time in their annual reports for the fiscal year ended on or after December 15, 2007. Note that the auditor’s attestation report on internal controls over financial reporting is required to be filed in annual reports for the fiscal years ending on or after December 15, 2008. Please refer to the guidance of Item 15T of Form 20-F and revise your filing as applicable.

A.	We misinterpreted the instructions to Item 15 and 15T of Form 20-F and subsequently omitted the statements that are required under Item 15T regarding the management’s annual report on internal control over financial reporting. We would like to make the following revision to Item 15 of Form 20-F that was filed on March 31, 2008.

ITEM 15	CONTROLS AND PROCEDURES

~~Evaluation of~~ Disclosure Controls and Procedures

Under the supervision and with the participation of the management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, being December 31, 2007. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designated to provide reasonable assurance to the Company’s management regarding the preparation and fair presentation of the published financial statements.

The management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria described on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management has concluded that the Company’s internal control over financial reporting as of December 31, 2007 was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There are no changes in the Company’s internal control over financial reporting that occurred during ~~the last fiscal year~~ the period covered by this report that have materially affected, or are reasonable likely to material affect, the Company’s internal control over financial reporting.

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate any comments that you have on the amendment to Item 15. We will file an amended Form 20-F incorporating the revisions and file it on EDGAR once we have received your response.

If you have any questions, please feel free to contact me at (604)-272-4118.

Yours truly,

“WILMAN WONG”

Wilman Wong,
Chief Executive Officer
CHAI-NA-TA CORP.